Exhibit 21.1

MAXXAM INC.

PRINCIPAL SUBSIDIARIES OF THE REGISTRANT

Listed below are MAXXAM Inc.'s principal subsidiaries as of December 31, 2007, organized by business segment, and the jurisdiction of their incorporation or organization. Certain subsidiaries have been omitted which, when considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

REAL ESTATE OPERATIONS:

Beltway Assets LLC	Delaware
FireRock LLC	Delaware
Lakepointe Assets LLC	Delaware
MAXXAM Property Company	Delaware
MCO Properties LP	Delaware
MCO Properties, Inc.	Delaware
M-Six Penvest II Business Trust	Delaware
M-Six Penvest II Business Trust	Louisiana
Palmas Country Club, Inc.	Delaware
Palmas del Mar Properties, Inc.	Delaware

RACING OPERATIONS:

Sam Houston Race Park, Ltd.	Texas
Valley Race Park, Inc.	Texas

OTHER:

MAXXAM Group Holdings Inc.	Delaware

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